UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File Number: 001-42170

Collective Mining Ltd.

(Translation of registrant’s name into English)

82 Richmond Street East, 4th Floor

Toronto, Ontario

Canada, M5C 1P1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐        Form 40-F ☒

This report on Form 6-K is being furnished for the sole purpose of providing a copy of the National Instrument 43-101 Technical Report filed on Sedar+ on December 12, 2025 by Collective Mining Ltd. for the Guayabales Gold-Silver-Copper-Tungsten Project, located in the Department of Caldas, Colombia.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Technical Report dated December 2, 2025 with respect to the Guayabales Gold-Silver-Copper-Tungsten Project.
99.2	Consent of Stewart D. Redwood, BSc(Hons), PhD, FIMMM, FGS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Collective Mining Ltd.

Date: December 15, 2025	By:	/s/ Paul Begin
	Name:	Paul Begin
	Title:	Chief Financial Officer and Corporate
Secretary

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